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                                                 Filed by Silknet Software, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                         Subject Company: Silknet Software, Inc.
                                                      Registration No. 333-32428

ON MARCH 20, 2000, KANA COMMUNICATIONS, INC., A DELAWARE CORPORATION, AND SILKNET SOFTWARE, INC., A DELAWARE CORPORATION, JOINTLY PUBLISHED THE FOLLOWING NEWSPAPER ADVERTISEMENT:

             What Two Companies Are Joining Forces To Change The Way

                    E-businesses Communicate With Customers?

         Kana And
         Silknet.

[Photograph: Individual seated with laptop computer]

         The Internet and e-mail have given e-businesses important new ways to interact with customers. Because Kana and Silknet believe in the power of the online customer experience, they're teaming to deliver a mission-critical platform and suite of applications that define successful online customer communications.
         The combined Kana solution improves every important facet of the customer relationship, giving your customers, partners and your company a 360 degree view across all the marketing, sales and service communications. Kana does this by providing:

* A range of powerful communication applications and a Web-architected e-business platform designed for rapid integration and deployment.

* A broad communications system that allows customers and partners to choose where and how they interact with your company by integrating communications across all channels - whether e-mail, Web, phone or other traditional channels.

         With more than 450 customers, including twelve of the top twenty most visited sites on the Internet, the combined Kana solution empowers companies to improve customer loyalty in a world where the competition is only a mouse click away.

           Visit www.kana.com/seminar to register for a FREE upcoming
                    Web seminar about the combined solution.

      COMPLETE ONLINE
         CUSTOMER                                  [KANA CORPORATE LOGO]
      COMMUNICATIONS


This advertisement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. ***The proposed merger has not closed and is subject to approval by Kana and Silknet stockholders. Kana has filed with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4 in connection with the merger, and Kana and Silknet expect to mail a Joint Proxy Statement/Prospectus to Kana and Silknet stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MERGER-RELATED DOCUMENTS FILED WITH THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain free copies of these documents through the SEC's website at http://www.sec.gov, Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attn: Investor Relations, telephone: (650) 298-9282, or Silknet Software, Inc., 50 Phillippe Cote Street, Manchester, NH 03101, (603) 625-0070 attn: Investor Relations. *** Kana, Silknet and their respective directors, officers and certain other employees may be soliciting proxies from Kana and Silknet stockholders in favor of the merger. Information concerning these solicitation participants is set forth in the Registration Statement on Form S-4.

(C) 2000 Kana Communications, Inc. Kana Communications and the Kana logo are trademarks of Kana. All other trademarks are properties of their respective holders.